UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

Entry into Underwriting Agreement.

On June 5, 2026, Nyxoah SA (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with BofA Securities, Inc., as representative of the several underwriters named therein (the “Underwriters”), relating to an underwritten public offering of 55,232,558 ordinary shares (“Shares”), no nominal value per share, at a public offering price of $1.72 (€1.48) per ordinary share. Under the terms of the Underwriting Agreement, the Company granted the Underwriters an option, exercisable for 30 days after the date of the Underwriting Agreement, to purchase up to an additional 8,284,883 ordinary shares (the “Option Shares” and together with the Shares, the “Securities”) at the public offering price less the underwriting discounts and commissions. The offering is expected to close on or about June 9, 2026, subject to the satisfaction of customary closing conditions.

The Company expects to receive net proceeds from the offering of approximately $88.5 million (€76.3 million), after deducting underwriting discounts and commissions and estimated offering expenses, assuming no exercise by the Underwriters of their option to purchase the Option Shares.

The Securities will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration Statement No. 333- 285982) that was previously filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 20, 2025 and which was declared effective on April 1, 2025 (the “Registration Statement”). A final prospectus supplement relating to the offering dated June 5, 2026 was filed with the Commission.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriters of the Company, its directors and certain of its executive officers, and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), and affords certain rights of contribution with respect thereto. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 1.1 hereto and incorporated by reference herein.

A copy of the legal opinion and consent of NautaDutilh BV/SRL relating to the validity of the issuance and sale of the Securities is attached as Exhibit 5.1 hereto and is incorporated by reference herein.

The information included under the heading “Entry into Underwriting Agreement,” including Exhibits 1.1 and 5.1 hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Numbers 333-261233, 333-269410, 333-283103, 333-285960, and 333-294644) and Form F-3 (Registration Number 333-285982) (including any prospectuses forming a part of such registration statements) and is a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Other Events.

Offering Press Releases

On June 4, 2026, the Company issued a press release announcing the public marketing of the underwritten public offering, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On June 5, 2026, the Company issued a press release announcing the pricing of the underwritten public offering, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The information in the attached Exhibits 99.1 and 99.2 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

The Company cautions you that statements included in this report that are not a description of historical facts are forward-looking statements. These forward-looking statements include statements regarding the completion of the offering and the expected net proceeds therefrom. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of these results will be achieved. Actual results may differ from those set forth in this report due to the risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the offering, as well as risks and uncertainties inherent in the Company’s business, including those described in the Company’s other filings with the Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995, as amended.

Exhibits

1.1	Underwriting Agreement, dated June 5, 2026, by and between the Company and BofA Securities, Inc., as representative of the several underwriters named therein
5.1	Opinion of NautaDutilh BV/SRL
23.1	Consent of NautaDutilh BV/SRL (contained in exhibit 5.1)
99.1	Press Release, dated June 4, 2026
99.2	Press Release, dated June 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: June 8, 2026	By:	/s/ John Landry
	Name:	John Landry
	Title:	Chief Financial Officer